Exhibit 99.1

New Gold Files Rainy River and New Afton Technical Reports

TORONTO--(BUSINESS WIRE)--March 30, 2020--New Gold Inc. (“New Gold” or the “Company”) (TSX and NYSE American: NGD) today announced that National Instrument 43-101 technical reports for the Company's Rainy River Mine and New Afton Mine were filed on March 27, 2020. The reports are available under New Gold's profile on SEDAR at www.sedar.com and on the Company's website at www.newgold.com.

About New Gold Inc.

New Gold is a Canadian-focused intermediate gold mining company with a portfolio of two core producing assets in Canada, the Rainy River and New Afton Mines as well as the 100% owned Blackwater development project. The Company also operates the Cerro San Pedro Mine in Mexico (in reclamation). New Gold’s vision is to build a leading diversified intermediate gold company focused on Canada that is committed to environment and social responsibility. For further information on the Company, visit www.newgold.com.

Contacts

New Gold Inc.
Anne Day
Vice President, Investor Relations
Direct: +1 (416) 324-6003
Email: anne.day@newgold.com